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                                                                    EXHIBIT 99.1



PRESS RELEASE



MEDIA CONTACTS:

PR Agent of CR Logic:                   CSMC-Tech:                  Chartered:
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
Shiu Ka Yue                             Frank Lai                   Maggie Tan
+852.2801.6239                          +852.2668.9369              +65.6360.4705
+852.9029.1865 (Mobile)                 frank@csmc.com.cn           tanmaggie@charteredsemi.com
sky@corporatelink.com.hk


            CSMC-TECH AND CHARTERED ESTABLISH STRATEGIC RELATIONSHIP
                      FOR CHINA FOUNDRY MARKET DEVELOPMENT

SINGAPORE AND HONG KONG - AUGUST 28, 2003 - CSMC Technologies Corporation ("CSMC-Tech"), a leading 150 millimeter (mm) Chinese integrated circuit (IC) foundry services company, today entered into an arrangement with one of the world's top three dedicated semiconductor foundries, Chartered Semiconductor Manufacturing (NASDAQ: "CHRT" and SGX-ST: "Chartered"), on equipment purchase, technology licensing, operational assistance, and customer referral. In return, Chartered will receive cash payment and an equity stake in CSMC-Tech. The collaboration between Chartered and CSMC-Tech will result in extending the productive life and availability of proven 150mm technologies for serving the China market and customers globally with specific mature technology requirements.

The arrangement was formalized during a signing ceremony today in Singapore by Dr. Peter Chen, chairman and CEO of CSMC-Tech; Mr. Chia Song Hwee, president and CEO of Chartered; and Mr. Zhu Jinkun, deputy chairman and CEO of China Resources Logic Limited (CR Logic), the single largest shareholder of CSMC-Tech.

Under the arrangement, CSMC-Tech and its subsidiaries (collectively the "CSMC-Tech Group") today signed the Master Agreement, the Equipment Purchase Agreement, the Technology Transfer and License Agreement, and the Operational Assistance Agreement (collectively the "Transaction Agreements"), and the Customer Referral Agreement with Chartered.

Pursuant to the Transaction Agreements, Chartered agrees to sell equipment, transfer and license selected proven mature process technologies, and provide the required operational assistance to CSMC-Tech. The total consideration payable by CSMC-Tech shall be US$33 million, comprising cash payment and the allotment and issue of its ordinary shares, credited as fully paid, to Chartered.

In accordance with the Customer Referral Agreement, Chartered, using commercially reasonable efforts, may introduce customers who require 150mm foundry services to CSMC-Tech. In consideration of the customer referral services provided by Chartered, CSMC-Tech agrees to pay a referral fee to Chartered. Any referral fee payable will be

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satisfied by the allotment and issue of CSMC-Tech's ordinary shares, up to a value of US$5 million, credited as fully paid.

On 5 August 2003, Central Semiconductor Manufacturing Corporation (CSMC), China's original dedicated foundry, and CR Logic announced the formation of CSMC-Tech and invited a consortium of well-known international investors to invest in CSMC-Tech under an investment agreement. 3i, the global private equity investor, and Crown Crystal Investments Limited, a company representing the interests of one of the largest technology-focused venture capital management firms in Asia, led the US$67 million first investment round. Other investors in the consortium include International Finance Corporation (IFC), the private sector arm of the World Bank Group, and a private equity fund managed by Templeton Asset Management Limited. The arrangement between Chartered and CSMC-Tech will be conditional upon the completion of CSMC-Tech's fundraising activities.

Upon completion of the transactions contemplated under the investment agreement, CSMC-Tech's issued share capital will be owned 29.2 percent by CR Logic, 24.2 percent by CSMC and an aggregate of 46.6 percent by Chartered and other investors. The equity portion of the consideration relating to the Transaction Agreements and Customer Referral agreement would bring Chartered's overall stake in the company to not more than 11.15 percent.


WIN-WIN STRATEGIC COLLABORATION

Under the arrangement, Chartered will transfer 0.6-micron technologies, including analog, EEPROM, high voltage and BiCMOS; 0.5-micron analog technology; and 0.35-micron logic technology to CSMC-Tech.

The licensed technologies and purchased equipment assets from Chartered's Fab 1 will be installed in CSMC-Tech's 150mm Fab 1 facility, located at Wuxi, China. The technology transfer is scheduled to start in the third quarter of 2003, followed by equipment decommissioning which is expected to start in April 2004. Using the 150mm equipment sets purchased from Chartered's Fab 1, CSMC-Tech plans to increase its total 150mm capacity from the current 20,000 wafers per month to more than 45,000 wafers per month by mid 2005.

"The semiconductor industry in China is entering an exciting era of growth. The CSMC-Tech and Chartered relationship reflects the evolving dynamics of the foundry industry and the importance of the collaboration for lowering risks and delivering proven solutions amidst increasing complexities in IC design and escalating manufacturing costs," said CSMC-Tech's Dr. Chen. "CSMC-Tech is pleased to collaborate with Chartered, whose global semiconductor leadership and proven partnership model formed a strong foundation for this arrangement. Through a complementary business model, our two companies have structured a unique collaboration that will put CSMC-Tech in position to become the industry's manufacturer of choice for proven IC wafers. This relationship provides further endorsement of CSMC-Tech's business and strategy, and adds to the success of our recent international investment round."

Chartered and CSMC-Tech are also discussing opportunities for future collaboration, focused on extending the productive life and availability of proven technologies for

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200mm manufacturing.

"Since 1997, Chartered has been serving customers in China and strengthening our presence there. Today's announcement with CSMC-Tech and CR Logic signifies another step toward gaining a better understanding of the rapidly growing semiconductor market in China. We believe this important collaboration between two dedicated foundries will provide China's many emerging design centers and fabless companies with proven technology for developing their products," said Mr. Chia Song Hwee, president and CEO of Chartered. "For Chartered, the collaboration also represents a significant milestone in executing our fab rationalization plan, progressing toward the objectives of consolidating all Singapore fab operations onto our main campus in Woodlands and working with a selected partner to establish an initial manufacturing presence in China."

"We believe that the business model of CSMC-Tech is ideally suited for the PRC market and that CSMC-Tech should expand its capacity to ride on the growing demand for foundry services in the PRC. The equipment purchase and technology tie up with Chartered complement and satisfy the technology migration directions of both CSMC-Tech and Chartered," said Mr. Charley Song, Chairman of CR Logic. "The collaboration between CSMC-Tech and Chartered is expected to provide CSMC-Tech with the equipment and technology roadmap for future upgrading of CSMC-Tech's existing 0.45 micron-based process. More importantly, the strategic relationship will allow the parties to use CSMC-Tech as a platform to tap into the tremendous potential of the rapidly growing Chinese IC market."


ABOUT CR LOGIC

CR Logic is principally engaged in technology related manufacturing businesses with two distinctive business segments, namely semiconductor and air-conditioner compressor. The Group's shares became listed on the Stock Exchange of Hong Kong Limited in November 1994. The Group strives to become a leading technology-oriented manufacturing enterprise in the PRC.

One of its core businesses is the semiconductor operation, which involves design, fabrication, packaging, testing, foundry service and sale of consumer IC's. Its major products, derived from 4-inch to 6-inch semiconductor wafers, include discrete devices, bipolar ICs and MOS ICs, which are mainly used in consumer electronic products and telecommunication devices. The current annual capacity is about 1.3 million wafers.

The Group is also one of the top four suppliers of air-conditioner compressors in the PRC, enjoying a 10 per cent market share. The Group has expanded its annual production capacity to 3,100,000 units in early 2003, taking advantage of the rapidly growing residential air-conditioner market in the PRC.

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ABOUT CSMC-TECH

Founded in December 1997 by an experienced team of international semiconductor industry professionals, CSMC-Tech offers integrated circuit manufacturing, foundry management and operating services for China and the international markets. Pioneering the open foundry business model in the PRC, CSMC-Tech provides fab capacity for a growing number of design houses that need IC fabrication capacity and integrated device manufacturers that outsource their production. Since its establishment, the number of CSMC-Tech's employees has tripled to over 700 now. CSMC-Tech's strong investor base includes the 3i Group, China Resources Logic, Crown Crystal Investments, International Finance Corporation, Templeton Funds, and Walden International. For more information, visit www.csmc.com.cn.


ABOUT CHARTERED

Chartered Semiconductor Manufacturing, one of the world's top three dedicated semiconductor foundries, is forging a customized approach to outsourced semiconductor manufacturing by building lasting and collaborative partnerships with its customers. The Company provides flexible and cost-effective manufacturing solutions for customers, enabling the convergence of communications, computing and consumer markets. In Singapore, Chartered operates five fabrication facilities and has a sixth fab, which will be developed as a 300mm facility.

A company with both global presence and perspective, Chartered is traded on both the Nasdaq Stock Market (Nasdaq: CHRT) and on the Singapore Exchange (SGX-ST:
CHARTERED). Chartered's 3,500 employees are based at 11 locations around the world. Information about Chartered can be found at www.charteredsemi.com.


CHARTERED SAFE HARBOR STATEMENT UNDER THE PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our collaboration with CSMC-Tech on 150mm technologies and possible further collaboration with CSMC-Tech on 200mm technologies; the appropriateness of our business strategy and objectives reflect our current views with respect to future events; and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: the successful implementation of our collaboration with CSMC-Tech, changes in market outlook and trends and customer demands. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in our Annual Report on Form 20-F and our First Quarter 2003 Quarterly Report on Form 6-K filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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